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                                  EssTec, Inc.
                     9500 East Artesia Boulevard, Suite 203
                              Bellflower, CA 90706





                                February 24, 2003



Securities and Exchange Commission
450 Fifth Street
Washington, DC  20549

        RE: Application for Withdrawal of Registration Statement of
            EssTec, Inc. (333-96913)

Ladies and Gentlemen:

         The undersigned, EssTec, Inc. (the "Company"), hereby requests that the Registration Statement (333-96913) on Form SB-2 filed with the Securities and Exchange Commission on July 22, 2002 and all amendments thereto (the "Registration Statement") be withdrawn.

         The Registration Statement is being withdrawn because current domestic economic conditions and international relations do not support an initial public offering of the Company's securities. To the knowledge of the undersigned, no securities were ever sold under the Registration Statement

         Please feel free to contact the undersigned if you need any further information.

                                               Sincerely,

                                               ESSTEC, INC.


                                               /s/ Abdul Latif Saquib
                                               --------------------------------
                                               Abdul Latif Saquib
                                               Vice President and Secretary

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